SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                           Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




                                  For 5 November, 2004


                        The Governor and Company of the
                                Bank of Ireland
                                   Head Office
                               Lower Baggot Street
                                    Dublin 2
                                     Ireland


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):




                                 Bank of Ireland

                         Cancellation of Treasury Stock

Bank of Ireland announces that on 5 November 2004 it has cancelled 25 million units of Ordinary Stock of nominal value of EUR0.64 each ("Ordinary Stock").

As part of its stock repurchase programme, Bank of Ireland has in the past acquired Ordinary Stock which has been held as Treasury Stock, as opposed to cancelling it. Prior to this cancellation, the level of Treasury Stock held exceeded the legal maximum permissible by 0.3%. This arose from the inadvertent failure to include stock (amounting to 2.3%), held non-beneficially by an assurance subsidiary of the Group, in the total figure for Treasury Stock.

Following the cancellation of Ordinary Stock, Bank of Ireland holds 58,667,408 units of Ordinary Stock, acquired as part of its stock repurchase programme, as Treasury Stock. The total number of units of Ordinary Stock in issue (excluding Ordinary stock held as Treasury Stock) is 966,448,081 and the total number of units of preference stock in issue is 4,902,688.

5 November 2004


/ends

Enquiries:-
Dan Loughrey, Head of Group Corporate Communications          + 353-1-632 3833



                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



The Governor and Company
of the Bank of Ireland




John B. Clifford
Group Secretary



Date: 5 November, 2004